EXECUTED COPY

333-9474

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR JUNE 24, 2002

P.E

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MINUTES OF THE 13th EXTRAORDINARY GENERAL MEETING

June 21, 2002. (06 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (June 21, 2002) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), announces the Minutes of the 13th Extraordinary General Meeting of TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP held on May 15th, 2002:

1. DATE, TIME AND PLACE OF THE MEETING: Held on the May 15, 2002, at 15:00, at Rua Martiniano de Carvalho 851, in the City of São Paulo, in the State of São Paulo.

2. CALL NOTICE: The meeting was called by publication of a first notice in the Official Gazette of the State of São Paulo, issues of April 27 and 30 and May 1st, 2002 (pages number 51, 77 and 9, respectively) and in the newspaper Gazeta Mercantil, issues of April 27 and 30 and May 1st, 2002 (pages number A-7, B-5 and B-3, respectively).

3. AGENDA: Modification of the Company's by-laws as follows: **(a)** In the 2nd article , modification of the Company's service area according to the new licenses granted by the government following the Telecommunications Law currently in place; **(b)** In the 20th article (that is related to the Management composition) to create the positions of Long Distance and Interconnection Businesses Vice-President and of Organization and Information Systems Vice-President. The wording of this article shall be modified to comply with the new structure; **(c)** In the 23rd article (that is related to the Management members' attributions) to establish and distribute the responsibilities of each position.

4. ATTENDANCE: Shareholders who hold more than 2/3 (two-thirds) of the voting capital, thus constituting the legal quorum for instatement and deliberate on the subjects of the agenda, according to the signatures evidenced in the Shareholders Attendance Book No. 01, from page 56 to 56-overleaf. In compliance with the provisions of article 164 of Law 6404/76, it was also registered the presence of the member of the Audit Committee of the Company, Mr. Wolney Querino Schuler Carvalho. It was also registered the presence of Mr. Eduardo Navarro de Carvalho, Corporate and Regulatory Strategy Vice-President, and Mr. Leonardo de Paiva Rocha, Administrative and Finance Vice-President and Investor Relations Director, both representing the Company.

5. PRESIDING OFFICERS: The meeting was presided by Mr. Eduardo Navarro de Carvalho and assisted by Mr. João Carlos de Almeida.

6. RESOLUTIONS: The present shareholders, by unanimous vote, deliberated as following:

(a) To approve the modification of the Company's service area according to the new licenses granted by the government, through the National Telecommunications Agency – ANATEL, following the Telecommunications Law currently in place. By unanimous vote, it was approved to modify item "a" of article 2 of the Company's by-laws , to the following wording: "*Article 2 – The Company has as its mission: a) exploration of the* telecommunication services; and". The rest of the lines, items and paragraphs or article 2 remain unmodified and fully in place, which, fully consolidated is presented here: "Article 2 - The Company has as its goal: a) exploration of the telecommunication services; and b) development of activities needed or useful for the execution of said services, according to the concessions, authorizations and permissions that were granted to the Company. Only Paragraph: Pursuing its mission, the Company will be able to include in its proprietorship goods and rights from third parties, as well as: I – to participate in the capital of other companies, following the National Telecommunications Policy; II – to constitute fully-owned subsidiaries for the execution of activities covered on its mission and that are recommended to be decentralized; III – to promote the import of good and services needed for the execution of the activities included on its mission; IV – to offer technical service assistance to companies in the telecommunications sector, performing activities of mutual interest; V – to perform studies and research activities, aiming the development of the Telecommunications Sector; VI – to sign contracts and agreements with other telecommunications operators or with people or entities, aiming to ensure the operation of services, *without prejudice of the attributions and responsibilities; VII - to perform other* activities related and co-related activities that were granted by the National Telecommunications Agency – ANATEL; and VIII – to sell equipment and materials needed or useful for the exploration of the telecommunications services."

(b) To approve modifications of the caput of the article 20 and paragraph 1 of the Company's by-laws (that is related to the Management composition) to create the positions of Long Distance and Interconnection Businesses Vice-President and of Organization and Information Systems Vice-President. In order to comply with the new structure, the shareholders also approved the modification of the wording of said paragraph. The new wording will be: " Art.20 - The Management will be composed by at least 3 and a maximum of 13 members, shareholders or not, residents in the country and will be elected by the Board of Directors, as follows: a) President; b) Corporate Strategy and Regulatory Issues Vice-President; c) General Director; d) Executive Operations Vice-President; e) Strategic Planning Vice-President; f) Administration and Finance Vice-President; g) Planning and Implementation Vice-President; h) Network Vice-President; i) Commercial Vice-President for Corporate Clients; j) Commercial Vice-President for Residential Clients; k) Human Resources Vice-President; l) Long Distance and Interconnection Businesses Vice-President; and m) Organization and Information Systems Vice-President.". "Paragraph 1 - The Corporate Strategy and Regulatory Issues Vice-President and the General Director report to the President; the Executive Operations Vice-President, the Human Resources Vice-President, the Commercial Vice-President for

Residential Clients, the Commercial Vice-President for Corporate Clients, the Administration and Finance Vice-President, the Strategic Planning Vice-President, the Long Distance and Interconnection Businesses Vice-President, and the Organization and Information Systems Vice-President, all report to the General Director. The Network Vice-President and the Planning and Implementation Vice-President report to the Executive Operations Vice-President.". The wording of paragraph 2 of article 20 remains unchanged.

(c) To approve the modification of the article 23 that deals with the duties of the members of the Management. It will be determined and distributed the responsibilities of each position. The shareholders approved the new wording of the article 23: "Art. 23 – The duties of each one of the members of the Management are: **A- President:** **1.** Represent the society, on court or outside it, in the presence of the shareholders and the general public. He may name procurators together with other director as well as delegate specific duties to the other directors; **2.** To supervise all the Company's activities and to approve all the proposals related to the corporative guidelines to its strategic development; **3.** To attend and to control the implementation of the decisions of the Board of Administration; **4.** To supervise and to direct the activities related to the orientation and the juridical representation of the Society; **5.** To supervise and to orient the institutional political activities and internal and external communication, both related to the company; **6.** To supervise and to orient the communication activities with the press; **7.** To supervise and to orient the corporate marketing activities, including the publicity, the sponsors, and the development of the image of the society; **8.** To supervise and to orient the following company's activities: the financial and economical issues, financial statements, the investors relations, the financial management of the resources, and the relationship with the financial community members; **9.** To supervise and to orient the internal auditing, **10.** To implement the policy and corporate strategy, related to the procurement process in Brazil; **11.** Call the Board meetings; **12.** To decide about specific issues of his own area, according to the policies and paths established by the Administration Board; and **13.** To practice emergency acts "ad referendum" the Directory. **B- Corporate Strategy and Regulatory Issues Vice-President:** **1.** To propose and to evaluate the impact of the technological changes on the possible sceneries in its performance; **2.** To evaluate the development of new partners, to propose and to select partners for each activity; **3.** To establish and to propose paths and strategies for the company for current and new business; **4.** To consolidate the several plans of the business on the global corporative plan; **5.** To evaluate and to monitor the development of the competitors regarding the regulatory issues; **6.** To represent the Company at Anatel and other regulatory institutions and to establish contacts; **7.** To evaluate the policies and the goals of the regulatory organ and effectuate the strategies to propose the way the Company should act at the said organ; **8.** To identify, to give priority and to accomplish the rules and regulations as well as to establish and to propose alternatives to adequate the Company 's interests; **9.** To formulate and to propose goals and to define management strategies for the regulatory aspects, in order to defend and to integrate the Company's interests, anticipate eventually questions and disagreement; **10.** To decide about specific issue under his responsibility, according to the policies established by the Company; and **11.** To execute other activities requested by the President. **C- General Director:** **1.** To appoint procurators together with another Director and to designate the duties to the other directors to practice specific acts; **2.** To define the Company operating strategy; **3.** To coordinate and to supervise the activities of the Directors; **4.** To define the agenda of the operating requests, in order to grant the negotiations with the regulatory organ; **5.** To coordinate and to inspect the operating activities regarding the quality, management control and the development and attendance of the Company's budget, according to the business plans. These activities may be delegated to other director; **6.**To execute and to supervise the policies and coordination of the activities related to the procurement process, as determined by the president. These activities may be also delegated to other director; **7.** To call Directory meetings; **8.** To practice urgency acts "ad referendum" the Directory; and **9.** To execute other activities requested by the Board of Directors. **D- Executive Operations Vice-President:** **1.** To coordinate and supervise the Planning and Implementation Vice-presidency and the Network Vice-President, including the policies implementation related to the following activities: Planning, Implementation and Network Operations; **2.** To develop policies and to assure the implementation of activities related to regional relations, public organs and entities that defend the consumer, supervising the execution of said activities; **3.** To execute other activities requested by the Board of Directors or by the Company' s General Director. **E- Strategic Planning Vice-President:** **1.** To develop policies and to assure the implementation of activities related to the planning and coordination of the Company's operating strategy, supervising the execution of these activities; **2.** To define policies and directions, aiming the implementation of the operating, marketing and technological strategy, in order to attend the clients needs, the shareholders interests and to maximize the business value; **3.** To execute other activities requested by the Board of Directors or by the Company' s General Director. **F- Administration and Finance Vice-President:** **1.** To develop policies, directions and supervise the activities related to the administration and maintenance of the assets, materials, transports, security, as well as other activities that may be necessary to the support to the other areas of the company; **2.** To attend the execution of economic-financial activities, related to the accounting, financial statements, balance sheets, and analysis of the results; as well as the management and administration of the financial commitments, the funding and the investment of the resources, the investors relations, and the controlling of the company's resources. **3.** To be the Investor Relations Director and to represent the Company before the CVM, the stock exchanges and other Security and Exchange Commissions; and 4. To execute other activities requested by the Board of Directors or by the Company' s General Director. **G - Planning and Implementation Vice-President:** **1.** To develop policies, plans, directions and to assure the implementation of the company technology strategy, in order to make available the capacity and the development of the network and to make possible the services offering, according to the markets needs and to the company's business areas, thus supervising such activities; **2.** To establish proposal of technologic strategy for the long run network development; **3.** To define directions to the development of network expansion projects, according to the needs defined by the Commercial Vice-President for Corporate Clients, by the Commercial Vice-President for Residential Clients and by the Long Distance Businesses and Interconnection Vice-President, thus supervising such activities; **4.** To execute other activities requested by the Board of Directors or by the Executive Operations Vice-President. **H - Network Vice-President:** **1.** To develop policies, plans, and directives and to assure the operation and maintenance of the external plant, as well as the management of the process related to the operation and management of the internal plant. **2.** To define the guidelines to the operation and network maintenance and the technical assistance for the users, supervising the execution of said activities; **3.** To define directives to the provision, installing, and maintenance of the services, according to the Commercial Vice-President for Corporate Clients, Commercial Vice-President for Residential Clients and Long Distance Businesses and Interconnection Vice-President needs, supervising the execution of said activities; and **4.** To execute other activities requested by the Board of Directors or by the Executive Operations Vice-President. **I - Commercial Vice-President for Corporate Clients:** **1.** To develop policies, plans and directions in order to assure the business strategic implementation, specifically regarding the corporate clients, companies and small business to comply with the needs of the users, clients and the market. **2.** To consolidate the business plans related to following segments: corporate clients, companies and small business, taking into consideration the investment and the expected service level of the Planning and Implementation Vice-presidency and the Network Vice-President; and, **3.** To execute other activities requested by the Board of Directors or by the Company's General Director. **J- Commercial Vice-President for Residential Clients:** **1.** To develop policies, plans and guidelines in order to assure the implementation of its business area strategy, specifically regarding the residential phones, special residential, public telephones, call center and phone directory. The main goal is to comply with the users and market needs, supporting the execution of said activities; **2.** To consolidate the business plans related to the residential phones, special residential, public telephones, call center and phone directory, taking into consideration the investment and the expected service level of the Planning and Implementation Vice-presidency and the Network Vice-President; and, **3.** To execute other activities requested by the Board of Directors or by the Company's General Director. **K - Human Resources Vice-President:** **1.** To develop and to supervise the policies, plans and guidelines in order to assure the implementation of management, administration and development of human resources activities, thus supervising such activities; **2.** To consolidate the plans, staff and budget of human resources in agreement with the company's goals; and, **3.** To execute other activities requested by the Board of Directors or by the Company's General Director. **L – Long Distance Businesses and Interconnection Vice-President:** **1.** To develop policies, plans and guidelines in order to assure the implementation of its business area strategy, specifically regarding the residential and corporate clients, the long distance services users to comply with the needs of the clients and the market; **2.** To consolidate the business plans related to the Long Distance market, residential and corporate clients, taking into consideration the investment and the expected service level of the Planning and Implementation Vice-presidency and the Network Vice-President, with the objective of complying with the budget; **3.** To develop policies, plans and guidelines in order to assure the implementation of the activities related to the interconnection with the long distance and international local operator and providers; and, **4.** To execute other activities requested by the Board of Directors or by the Company's General Director. **M. Organization and Information Systems Vice-President:** **1.** To develop policies, directions and supervise the activities related to the acquisition, utilization and evolution of the Company's technology information solutions; **2.** To coordinate, develop and supervise the processes and corporate normative documents valuation, review and implementation; **3.** To propose and coordinate researches, orientations and procedures related to the organizational models review; **4.** To define policies and control the activities related to infrastructure for data processing; and **5.** To execute other activities requested by the Board of Directors or by the Company's General Director.

6. Adjournment: The Chairman invited whomever wished to have a word to pronounce at that moment and, provided nobody took the chance, he declared the meeting adjourned for the time being, allowing a period necessary to draw up these minutes as a summary of the subjects then discussed, pursuant to the provisions of article 130, paragraph 1 of Law N°. 6.404/76. Next, the minutes were read and approved by the shareholders, together with the Company By-laws, duly restated with the amendment to the article 20, caput and paragraph first, and article 23. Eduardo Navarro de Carvalho – President of the Shareholder's Meeting; João Carlos de Almeida – Secretary of the Shareholder's Meeting; Gilmar Roberto Pereira Camurra for SP Telecomunicações Holding S/A, for Telefônica Internacional S/A, for Tele Ibero Americana Ltda and for Telefónica S/A; Leonardo de Paiva Rocha – Administration and Finance Vice-President and Investor Relation Director of the Company; Wolney Querino Schuler Carvalho for the Fiscal Council; Daniel Alves Ferreira for Templeton Latin America Fund; Suely Valério Pinoti; Bento José de Orduna Viegas Louro; Gilmar Roberto Pereira Camurra and Leila Alves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: June 21, 2002

By ______________________________

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp – announces the Minutes of the 13th Extraordinary General Meeting.